TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss			2
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	19

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at May 31, 2023 and August 31, 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	MAY 31, 2023	AUGUST 31, 2022
ASSETS
Current assets
Cash	$52,715	$68,515
Short-term investments (Note 4)	20	30,092
Account and other receivables (Note 5)	36,079	46,372
Biological assets (Note 6)	14,030	17,968
Inventories (Note 7)	67,802	50,314
Prepaid expenses and deposits	9,750	8,362
	180,396	221,623

Restricted funds	22,088	26,820
Property, plant and equipment (Note 8)	110,384	259,819
Intangible assets and goodwill (Note 9)	17,759	56,239
Deferred charges and deposits (Note 8)	3,160	5,537
Other financial assets (Note 10)	8,852	—
Investments in associates	5,314	6,288
Net investment in sublease	562	781
	$348,515	$577,107

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	34,349	$40,864
Other liabilities	4,572	10,360
Income taxes payable (Note 19)	64	1,421
Provisions (Note 17)	150	2,560
Current portion of long-term debt	80	80
Derivative liabilities (Note 11)	555	—
	39,770	55,285

Long-term debt	100	155
Derivative liabilities (Note 11)	481	4,873
Other long-term liabilities	3,868	5,119
Deferred income taxes (Note 19)	2,309	3,617
	46,528	69,049

SHAREHOLDERS' EQUITY
Share capital	775,202	769,725
Equity reserves	32,400	28,338
Accumulated other comprehensive loss	—	(78)
Accumulated deficit	(505,615)	(289,927)
	301,987	508,058
	$348,515	$577,107
Subsequent events (Note 21)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the three and nine months ended May 31, 2023 and 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2023	MAY 31, 2022	MAY 31, 2023	MAY 31, 2022
REVENUE
Gross revenue (Note 16)	$48,409	$55,173	$162,189	$143,452
Excise taxes	(15,624)	(17,058)	(46,590)	(43,123)
Net revenue	32,785	38,115	115,599	100,329
Cost of sales	32,289	29,440	93,552	82,319
Gross margin before fair value adjustments	496	8,675	22,047	18,010
Realized fair value on inventories sold and other inventory charges (Note 7)	(13,588)	(7,386)	(40,286)	(25,013)
Unrealized gain on changes in fair value of biological assets (Note 6)	8,395	6,353	47,230	24,324
Gross margin	(4,697)	7,642	28,991	17,321

OPERATING EXPENSES
General and administrative (Note 18)	14,483	12,797	37,431	31,362
Sales and marketing	4,550	4,672	13,375	12,749
Research and development	3,463	1,373	9,194	3,572
Share-based compensation (Note 12)	1,202	738	4,171	2,249
Impairment of property, plant and equipment (Note 8)	153,337	—	153,337	2,000
Impairment of intangible assets and goodwill (Note 9)	37,905	—	37,905	—
Total operating expenses	214,940	19,580	255,413	51,932

LOSS FROM OPERATIONS	(219,637)	(11,938)	(226,422)	(34,611)
Financing costs	64	88	168	261
Investment income	(967)	(322)	(2,937)	(955)
Insurance recoveries	—	(181)	—	(181)
Government subsidies	—	(154)	—	(154)
Share of loss from investments in associates	287	193	989	836
Impairment of loan receivable	—	—	—	250
Loss (gain) on disposal of property, plant and equipment	(54)	553	259	5,743
Change in fair value of contingent share consideration	(2,892)	(3,422)	(2,898)	(2,938)
Change in fair value of derivative liabilities (Note 11)	(1,322)	(5,904)	(4,785)	(29,235)
Legal provision (recovery)	—	(310)	(75)	(310)
Loss before tax	(214,753)	(2,479)	(217,143)	(7,928)
Income tax expense (recovery) (Note 19)
Current, net	12	111	(225)	234
Deferred, net	(1,314)	197	(1,308)	(23)
NET LOSS	(213,451)	(2,787)	(215,610)	(8,139)

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange differences on translation of foreign operations	(78)	—	(78)	—
NET LOSS and COMPREHENSIVE LOSS	$(213,529)	$(2,787)	$(215,688)	$(8,139)
Net loss per common share, basic	$(0.677)	$(0.009)	$(0.686)	$(0.026)
Net loss per common share, diluted	$(0.677)	$(0.009)	$(0.686)	$(0.026)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the nine months ended May 31, 2023 and 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2021	298,786,023	$730,803	$24,724	$(78)	$(275,644)	$479,805
Shares issued related to business combination, net of issue costs of $55	10,896,442	27,513	—	—	—	27,513
Shares issued to EIC, net of issue costs of $12	1,039,192	3,488	—	—	—	3,488
Share-based compensation (Note 12)	—	—	2,318	—	—	2,318
Exercise of stock options	40,799	72	(31)	—	—	41
Exercise of restricted share units	218,470	1,036	(1,036)	—	—	—
Exercise of performance share units	67,125	197	(197)	—	—	—
Exercise of Top-up Rights, net of issue costs of $18	2,659,716	6,334	—	—	—	6,334
Net loss and comprehensive loss	—	—	—	—	(8,139)	(8,139)
Balance - May 31, 2022	313,707,767	$769,443	$25,778	$(78)	$(283,783)	$511,360

Balance - September 1, 2022	313,815,503	$769,725	$28,338	$(78)	$(289,927)	$508,058
Shares issued to former shareholders of EIC, net of issue costs of nil (Note 15)	7,943,107	5,000	—	—	—	5,000
Share-based compensation (Note 12)	—	—	4,519	—	—	4,519
Exercise of stock options (Note 12)	45,200	34	(14)	—	—	20
Exercise of restricted share units (Note 12)	164,220	436	(436)	—	—	—
Exercise of performance share units (Note 12)	2,457	7	(7)	—	—	—
Net loss and comprehensive loss	—	—	—	78	(215,688)	(215,610)
Balance - May 31, 2023	321,970,487	$775,202	$32,400	$—	$(505,615)	$301,987

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the nine months ended May 31, 2023 and 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NINE MONTHS ENDED
	MAY 31, 2023	MAY 31, 2022
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss	$(215,610)	$(8,139)
Items not affecting operating cash:
Share-based compensation (Note 12)	4,519	2,318
Depreciation and amortization	20,766	18,160
Loss on disposal of property, plant and equipment and intangibles	259	5,757
Impairment of property, plant and equipment (Note 8)	153,337	2,250
Impairment of intangible assets and goodwill (Note 9)	37,905	—
Realized fair value on inventories sold and other inventory charges (Note 7)	40,286	25,013
Unrealized gain on changes in fair value of biological assets (Note 6)	(47,230)	(24,470)
Financing costs	168	261
Investment income	(2,937)	(955)
Share of loss from investments in associates	989	836
Change in fair value of contingent consideration	(2,898)	(2,938)
Legal provision (recovery) (Note 17)	(75)	(190)
Change in fair value of derivative liabilities (Note 11)	(4,785)	(29,235)
Income tax expense (recovery)	(1,533)	(23)
Cash used in operating activities before working capital changes	(16,839)	(11,355)
Changes in non-cash working capital:
Net change in account and other receivables, biological assets, inventories, prepaid expenses and deposits	2,241	(20,385)
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(7,163)	15,224
Net cash used in operating activities	(21,761)	(16,516)

FINANCING ACTIVITIES
Share issue costs	—	(85)
Payment of lease liabilities, net of sublease receipts	(533)	(759)
Payment of long-term debt	(60)	(56)
Stock options and top-up-rights exercised	20	6,389
Net cash (used in) provided by financing activities	(573)	5,489

INVESTING ACTIVITIES
Purchase of short-term investments (Note 4)	(10,000)	—
Proceeds from short-term investments (Note 4)	40,476	128,170
Investment income	2,534	955
Investments in associates	—	(2,610)
Change in restricted funds, net	4,732	(3,831)
Acquisition of subsidiary	—	(7,000)
Other financial assets (Note 10)	(8,852)	—
Proceeds on sale of property, plant and equipment	737	250
Purchase of property, plant and equipment (Note 8)	(22,012)	(32,906)
Purchase of intangible assets (Note 9)	(1,081)	(30)
Net cash provided by investing activities	6,534	82,998

(DECREASE) INCREASE IN CASH	$(15,800)	$71,971
CASH POSITION
Beginning of period	68,515	$55,365
End of period	$52,715	$127,336

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended May 31, 2023 and 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods; and (iv) Laurentian Organic Inc. ("Laurentian"), an LP specializing in high-quality artisanal craft cannabis and premium Afghan hash. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

In May 2023, the Company disclosed that it would change its financial year end from August 31 to September 30. The change is being made to better align the Company's financial statement reporting requirements with other public companies and calendar quarters.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2022 and August 31, 2021 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on July 13, 2023.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, investments and derivative liabilities, which are measured at fair value.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    5

the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the condensed consolidated interim statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the condensed consolidated interim statements of operations and comprehensive loss within other comprehensive income (loss) and are accumulated in accumulated other comprehensive loss.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in accumulated other comprehensive loss related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in accumulated other comprehensive loss related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements, except for the new accounting policy and adoption of the new standards and amendments as described below.

Financial Assets
Accounts and other receivables are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, other financial asset is classified as measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI"). Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income ("OCI"). This election is made on investment-by-investment basis.

Financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ("FVTPL"), transaction costs. Subsequent to initial measurement, financial assets are measured as follows:
•Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the condensed consolidated interim statements of operations.
•Financial assets at amortized costs: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in the condensed consolidated interim statements of operations. Any gain or loss on derecognition is recognized in the condensed consolidated interim statements of operations.
•Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in the condensed consolidated interim statements of operations. Other net gains and losses are recognized in the condensed consolidated interim statements of operations and comprehensive loss within other comprehensive income (loss). On derecognition, gains and losses accumulated in OCI are reclassified to condensed consolidated interim statements of operations.
•Equity instruments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognized as income in the condensed consolidated interim statements of operations unless the dividend clearly represents a
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    6

recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to the condensed consolidated interim statements of operations.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

The Company adopted these amendments to IAS 37 effective September 1, 2022, and has determined that none of the contracts existing at September 1, 2022 would be identified as onerous applying the revised accounting policy – i.e. there is no impact on the opening equity balances as at September 1, 2022 as a result of the amendments.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

The Company adopted these amendments to IAS 16 effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Amendments to IFRS 9: Financial Instruments
The amendments clarify the fees that a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

The Company adopted these amendments to IFRS 9 effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company as there were no modifications of the Company’s financial instruments during the period.

Amendments to IFRS 3: Business Combinations
In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendments also state that the acquirer does not recognize contingent assets acquired in a business combination. The amendments apply to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

The Company adopted these amendments effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company.

Amendments to IAS 41: Agriculture
The amendments remove the requirement in paragraph 22 of IAS 41 Agriculture that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

While the Company’s biological assets are within the scope of IAS 41, these amendments had no impact on the Company's interim financial statements as the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements except for the following accounting estimate and judgment:

Recognition and measurement of Secured Convertible Loan Agreement
In determining the initial and subsequent recognition and measurement of the Secured Convertible Loan Agreement, management has applied significant judgment and estimations in regards to identifying and accounting for a derivative. Refer to Note 10 and 15 for further information.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    7

4.     SHORT TERM INVESTMENTS
During the nine months ended May 31, 2023, Guaranteed Investment Certificates (GIC's) that were outstanding as at August 31, 2022 matured and the Company realized a maturity amount of $30,269. On November 16, 2022, the Company purchased a new GIC amounting to $10,000 having an interest rate of 4.2% per annum. The GIC matured during nine months ended May 31, 2023 and the Company realized a maturity amount of $10,207.

5.    ACCOUNT AND OTHER RECEIVABLES
The Company’s account and other receivables include the following balances as at May 31, 2023 and August 31, 2022:

	MAY 31, 2023	AUGUST 31, 2022
Gross trade receivables	$34,410	$44,983
Less: reserves for product returns and price adjustments	(930)	(1,050)
Less: expected credit losses	(626)	(71)
Trade receivables	32,854	43,862
Sales taxes receivable	2,151	1,419
Current portion of net investment in subleases	301	304
Other receivables	773	787
	$36,079	$46,372

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2022	$8,753	$9,215	$17,968
Unrealized gain on changes in fair value of biological assets	—	47,230	47,230
Production costs capitalized	38,347	—	38,347
Transfer to inventory upon harvest	(39,555)	(49,960)	(89,515)
Balance, May 31, 2023	$7,545	$6,485	$14,030

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 15), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of May 31, 2023, it is expected that the Company’s biological assets will yield 24,465 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    8

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	May 31, 2023		August 31, 2022		SENSITIVITY	May 31, 2023	August 31, 2022
Average selling price per gram	$1.45		$1.49		Increase or decrease by 10% per gram	$1,367	$1,766
Expected average yield per plant	157	grams	132	grams	Increase or decrease by 10 grams	$873	$1,339
The expected average yield per plant at May 31, 2023 and August 31, 2022 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at May 31, 2023 and August 31, 2022:

	May 31, 2023
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,044	$1,127	$2,171
Dry cannabis
Available for packaging	17,076	14,202	31,278
Packaged inventory	8,952	3,909	12,861
Flower and trim available for extraction	519	514	1,033
Concentrated extract	3,427	872	4,299
Formulated extracts
Available for packaging	3,245	274	3,519
Packaged inventory	3,373	112	3,485
Packaging and supplies	9,156	—	9,156
	$46,792	$21,010	$67,802

	AUGUST 31, 2022
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,439	$1,346	$2,785
Dry cannabis
Available for packaging	14,631	6,089	20,720
Packaged inventory	3,843	1,404	5,247
Flower and trim available for extraction	783	889	1,672
Concentrated extract	3,726	1,995	5,721
Formulated extracts
Available for packaging	1,450	85	1,535
Packaged inventory	3,090	227	3,317
Packaging and supplies	9,317	—	9,317
	$38,279	$12,035	$50,314

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash, beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three and nine months ended May 31, 2023 was $22,093 and $69,374 (May 31, 2022 - $25,074 and $65,941), respectively. The amount of inventory provisions and waste for the three and nine months ended May 31, 2023 was $6,893 and $14,193 (May 31, 2022 - $1,338 and $6,844), which include, provisions for excess and unsaleable inventories of $2,823 and $5,146 (May 31, 2022 - reversal of $83 and expense of $2,448), adjustments to net realizable value of $2,755 and $5,082 (May 31, 2022 - $6 and $498) and processing and packaging waste of $1,315 and
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    9

$3,965 (May 31, 2022 - $1,415 and $3,898), which is comprised of the production or purchase costs of these inventories. The remaining balance of cost of sales relates to operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the three and nine months ended May 31, 2023 was $13,588 and $40,286 (May 31, 2022 - $7,386 and $25,013), including realized fair value on inventories sold of $9,347 and $29,717 (May 31, 2022 - recoveries of $6,960 and $22,021). Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the three and nine months ended May 31, 2023 were $6,996 and $15,651 (May 31, 2022 - $432 and $3,490), consisting of $2,755 and $5,082 (May 31, 2022 - $6 and $498) recognized in cost of sales and $4,241 and $10,569 (May 31, 2022 - $426 and $2,992) recognized in fair value adjustments.

8.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2022	$4,705	$146,270	$10,372	$165,138	$12,074	$3,599	$342,158
Additions	—	310	5,592	12,592	2,266	2,300	23,060
Construction completed	—	13,991	(15,812)	1,539	282	—	—
Disposals	—	(181)	—	(16,568)	(428)	(17)	(17,194)
Balance, May 31, 2023	$4,705	$160,390	$152	$162,701	$14,194	$5,882	$348,024

Accumulated depreciation and impairment
Balance, August 31, 2022	$—	$(19,592)	$—	$(55,030)	$(6,069)	$(1,648)	$(82,339)
Depreciation	—	(4,583)	—	(11,641)	(1,358)	(580)	(18,162)
Disposals	—	38	—	15,798	345	17	16,198
Impairment	(2,721)	(78,320)	—	(67,603)	(4,074)	(619)	(153,337)
Balance, May 31, 2023	$(2,721)	$(102,457)	$—	$(118,476)	$(11,156)	$(2,830)	$(237,640)

Net book value
August 31, 2022	$4,705	$126,678	$10,372	$110,108	$6,005	$1,951	$259,819
May 31, 2023	$1,984	$57,933	$152	$44,225	$3,038	$3,052	$110,384

Included in deferred charges and deposits is $3,076 (August 31, 2022 - $5,507) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

During the nine months ended May 31, 2023, the Company entered into a new lease for office space in Toronto, Canada and as a result recognized right-of-use assets amounting to $2,300. The corresponding lease liability is also recognized and included in other liabilities and other long-term liabilities.

Impairment
In accordance with IAS 36 Impairment of Assets, the Company assessed that indicators of impairment existed in relation to two of its three cash generating units (CGUs) and as a result, the Company performed an impairment test as at May 31, 2023. Refer to Note 9 for further information.

ii.Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    10

	MAY 31, 2023	MAY 31, 2022
Additions (including right-of-use lease assets)	$23,060	$39,008
Additions related to business combinations	—	(6,240)
Additions related to right-of-use lease assets	(2,300)	(1,970)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	(2,431)	2,256
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	3,683	(148)
Purchase of property, plant and equipment	$22,012	$32,906

9.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL		SUPPLY AGREEMENT	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2022	$41,979		$—	$10,231	$6,258	$848	$585	$59,901
Additions	—			2,029	—	—	—	2,029
Balance, May 31, 2023	$41,979		$—	$12,260	$6,258	$848	$585	$61,930

Accumulated amortization and impairment
Balance, August 31, 2022	$—		$—	$(1,935)	$(836)	$(725)	$(166)	$(3,662)
Amortization	—		—	(1,490)	(941)	(85)	(88)	(2,604)
Impairment	(35,028)			(1,586)	(1,266)	(25)	—	(37,905)
Balance, May 31, 2023	$(35,028)	$—	$—	$(5,011)	$(3,043)	$(835)	$(254)	$(44,171)

Net book value
August 31, 2022	$41,979		$—	$8,296	$5,422	$123	$419	$56,239
May 31, 2023	$6,951		$—	$7,249	$3,215	$13	$331	$17,759

i.CGU Impairment
As at May 31, 2023, the Company assessed whether there were events or changes in circumstances that would indicate that any CGU was impaired. The Company considered external and internal factors including overall financial performance and relevant entity and CGU specific factors. As part of this assessment, management noted impairment indicators for its Moncton and Lac-Supérieur CGUs and as a result performed an impairment test for each CGU. The recoverable amount of the each CGU was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. Management concluded that the recoverable amount was lower by approximately $148,848 and $7,366, than the carrying value as at May 31, 2023 of Moncton and Lac-Supérieur CGU, respectively and hence, impairment loss was recognized for these CGUs.

ii.Goodwill
In accordance with IAS 36, Impairment of Assets, the Company assessed that indicators of impairment existed in relation to the group of CGUs to which goodwill has been allocated and as result the recoverable amount of the group of CGUs was determined based on a value in use calculation using cash flow projections from financial budgets and/or forecasts approved by senior management covering a period of 4.33 years. Management concluded that the recoverable amount of the group of CGUs was lower by $35,028 than the total carrying value as at May 31, 2023 and hence, an impairment loss of $35,028 was recognized against goodwill.

The significant assumptions applied in the determination of the recoverable amount are described below:

a.Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the expanded production capacity that was partially achieved during fiscal 2023, market size and the forecasted market share assumptions. Although management expects the Company’s market share to further increase, an overall decline of 10% in the forecasted cash flows would result in additional impairment loss of $22,453;
b.Post-tax discount rate: The post-tax discount rate applied to forecasted cash flows was 14.8%, which was reflective of the group of CGUs weighted average cost of capital ("WACC"). An increase in the post-tax discount rate of 1.0% would result in additional impairment loss of $22,032; and
c.Terminal value growth rate: The forecasted cash flows beyond a period of 4.33 years are extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. A decline by 1% in the terminal growth rate would result in additional impairment loss of $17,366.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    11

10. OTHER FINANCIAL ASSETS
i.Weekend Holdings Corp.
On March 30, 2023, the Company entered into a product purchase agreement with Green Tank Technologies Corp. ("Greentank"), a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (“WHC”). The product purchase agreement provides the Company with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Under the terms of the subscription agreement, the Company subscribed for preferred shares for an aggregate subscription price of US $4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC.

At initial recognition, the investment in WHC is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income as the Company considers this investment to be strategic in nature.

ii.Phylos Bioscience Inc.
On May 25, 2023, the Company entered into a Secured Convertible Loan Agreement with Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to US $8 million to Phylos in three tranches structured as a secured convertible loan. The Company advanced Phylos an initial US $3.25 million ($4,429) on the initial closing date of the Secured Convertible Loan Agreement with a commitment to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the completion of certain milestones.The secured convertible loan will accrue paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the secured convertible loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the agreement. The secured convertible loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances.

In conjunction with a Secured Convertible Loan Agreement, the Company also entered into Genetics Product and Conversion Assistance Agreement with Phylos. The intellectual property (rights and licenses) acquired under the Genetics Product and Conversion Assistance Agreement are recognized as an intangible assets per IAS 38 with its value (amounting to $2,029) being the residual consideration after deducting the fair value of the secured convertible loan from the total advance amount and the derivative liability as of initial closing date.

The Company's commitment to fund an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, meets the definition of a derivative under IFRS 9 Financial Instruments and accordingly, the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. The subsequent measurement of the derivative liability is measured at FVTPL.

11.    DERIVATIVE LIABILITIES
i.Warrants
During the nine months ended May 31, 2023, no warrants were exercised. As at May 31, 2023, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $891 and $4,132 for the three and nine months ended May 31, 2023 (May 31, 2022 - decrease of $5,516 and $27,539), respectively.

The following table includes the change in the fair value of warrants as of May 31, 2023:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2022	16,943,650	$4,138
Revaluation of warrants	—	(4,132)
Balance - May 31, 2023	16,943,650	6

The following inputs were used to estimate the fair value of the warrants at May 31, 2023 and August 31, 2022:

	MAY 31, 2023	AUGUST 31, 2022
Risk free interest rate	4.22%	3.64%
Life of warrants (years)	0.45	1.20
Market price of common shares	$0.51	$1.42
Expected future volatility of common shares	81.90%	77.30%
Fair value per warrant	$0.0004	$0.24
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    12

As at May 31, 2023, if the volatility increased by 10%, then the estimated fair value of the warrants would increase and net loss would increase by $13, or if it decreased by 10%, the estimated fair value of the warrants would decrease and net loss would decrease by $5.

ii.    Top-up Rights
During the nine months ended May 31, 2023, the Company granted 2,831,788 (May 31, 2022 - 2,775,978) top-up-rights ("Top-up Rights"). The following table includes the change in the fair value of Top-up Rights as of May 31, 2023:

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2022	7,590,099	$735
Granted	2,831,788	—
Cancelled / Forfeited	(2,147,500)	—
Revaluation of Top-up Rights	—	(653)
Balance - May 31, 2023	8,274,387	$82

The following inputs were used to estimate the fair value of the Top-up Rights at May 31, 2023 and August 31, 2022 :

	May 31, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.61 - $9.53	$2.50	$—	$—
Risk free interest rate	3.13% - 4.77%	4.77%	3.36%	3.44%
Expected future volatility of common shares	65.00% - 95.00%	70.00%	85.00%	85.00%
Expected life (years)	1.02 - 4.99	0.7	6.15	5.27
Forfeiture rate	10%	—%	25%	5%

	August 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.60 - $9.53	$2.50	$—	$—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of common shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life (years)	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

iii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into a Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. During the nine months ended May 31, 2023, the Company recognized a derivative liability of $948. Of the total derivative liability, $549 is included in the current derivative liabilities and the remaining amount is included in non-current derivative liabilities.

12.    SHARE-BASED COMPENSATION
During the three and nine months ended May 31, 2023, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory of $1,325 and $4,519 (May 31, 2022 – $761 and $2,318), respectively.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    13

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the nine months ended May 31, 2023:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2022	11,050,939	$2.77
Granted	1,144,000	$1.26
Exercised	(45,200)	$0.46
Cancelled / Forfeited	(412,400)	$4.62
Balance - May 31, 2023	11,737,339	$2.57

The fair value at grant date is estimated using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The fair value of options granted during the nine months ended May 31, 2023 was $1,027 (May 31, 2022 - $1,217) which was estimated using the following assumptions:

	MAY 31, 2023	MAY 31, 2022
Risk free interest rate	3.03% - 3.47%	2.62% - 2.64%
Expected life of options	5.0 - 6.0 years	5.0 - 6.0 years
Expected annualized volatility	84% - 88%	86% - 87%
Expected dividend yield	—	—
Forfeiture rate	11.3% - 11.7%	11.7% - 11.7%

For the three and nine months ended May 31, 2023, share-based compensation charges, including related to production employees that are charged to biological assets and inventory were $860 and $2,660 (May 31, 2022 - $488 and $1,510), respectively, related to the Company’s stock option plan.

Restricted share units ("RSUs")
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2022	2,345,777
Granted	1,485,239
Exercised	(164,220)
Cancelled / Forfeited	(48,711)
Balance - May 31, 2023	3,618,085

The estimated fair value of the equity settled RSUs granted during the nine months ended May 31, 2023 was $1,828 (May 31, 2022 - $1,093), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants.

For the three and nine months ended May 31, 2023, $459 and $1,777 (May 31, 2022 - $204 and $857), respectively, has been recognized as share-based compensation expense.

Performance share units ("PSUs")
The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2022	264,871
Granted	846,154
Exercised	(2,457)
Cancelled / Forfeited	(43,180)
Balance - May 31, 2023	1,065,388

The estimated fair value of the equity settled PSUs granted during the nine months ended May 31, 2023 was $1,042 (May 31, 2022 - $196), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years for most grants. For
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    14

the three and nine months ended May 31, 2023, $6 and $82 (May 31, 2022 - $69 and reversal of $(49)), respectively, has been recognized as share-based compensation expense.

13.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

Management and Board compensation
For the three and nine months ended May 31, 2023 and 2022, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2023	MAY 31, 2022	MAY 31, 2023	MAY 31, 2022
Salaries and consulting fees	$1,065	$958	$4,087	$2,824
Share-based compensation	769	715	2,801	2,348
Total key management compensation	$1,834	$1,673	$6,888	$5,172

During the three and nine months ended May 31, 2023, nil and 800,000 stock options, respectively (May 31, 2022 – nil and 500,000) were granted to key management personnel with an aggregate fair value of $nil and $631 (May 31, 2022 – $nil and $898). In addition, during the three and nine months ended May 31, 2023, nil and 1,140,765 RSUs, respectively (May 31, 2022 – 18,430 and 380,372) were granted with a fair value of $nil and $1,325, respectively (May 31, 2022 – $27 and $1,022). For the three and nine months ended May 31, 2023, nil and 547,680 PSUs, respectively (May 31, 2022 – 18,430 and 158,967) were issued to key management personnel with an aggregate fair value of $nil and $305, respectively (May 31, 2022 – $3 and $167).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and nine months ended May 31, 2023, under the Product Development Collaboration Agreement, British American Tobacco p.l.c. ("BAT") incurred $687 and $2,499 (May 31, 2022 - $599 and $1,812) for direct expenses and the Company incurred $2,139 and $7,212 (May 31, 2022 - $2,012 and $4,526) of direct expenses and capital expenditures of $666 and $1,306 (May 31, 2022 - $2,611 and $6,337) related to the Center of Excellence ("CoE"), respectively. For the three and nine months ended May 31, 2023, the Company recognized its share of the expenses incurred by the CoE of $1,412 and $4,855 (May 31, 2022 - $724 and $1,983) in the condensed consolidated interim statements of operations and comprehensive loss under research and development. For the three and nine months ended May 31, 2023, the Company recorded $333 and $653 (May 31, 2022 - $581 and $1,187) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At May 31, 2023, there is a balance owing to BAT of $1,613 (August 31, 2022 - $2,444).

14.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at May 31, 2023 is $303,203 (August 31, 2022 - $513,166). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of foreign currency translation gains and losses recorded on the Company’s investment in Alpha-Cannabis Pharma GmbH. During the three months ended May 31, 2023, the Company has wrote off its interest in Alpha-Cannabis Pharma GmbH and a foreign translation loss of $78 accumulated in accumulated other comprehensive loss is recognized in profit or loss.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    15

15.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, account and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $180 (August 31, 2022 – $235), which is its carrying value.

The fair value of the investment in WHC is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the Secured Convertible Loan advanced to Phylos was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $4.75 million over two tranches was based on certain assumptions, including the probability of Phylos meeting certain required milestones.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

On December 31, 2022, EIC met one of the remaining two milestones and the contingent consideration of $5,000 was paid in shares during the three months ended May 31, 2023. Remaining contingent consideration of $2,000 is held back as indemnity towards a potential income tax claim related to the pre-acqusition period and is included in other current liabilities.

The fair value of the Lac-Supérieur contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Lac-Supérieur achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Lac-Supérieur's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and weighted average cost of capital ("WACC").

At May 31, 2023, the fair value of the Lac-Supérieur contingent share consideration was revalued to $15 (August 31, 2022 - $2,913). A sensitivity analysis for the change in WACC and other inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs, but has been classified as level 2 in its entirety; and utilizes a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the top-up rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such top-up rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares. A sensitivity analysis for a change in inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    16

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at May 31, 2023 approximates $119,754 (August 31, 2022 - $171,799).

As of May 31, 2023 and August 31, 2022, the Company’s aging of trade receivables was as follows:

	MAY 31, 2023	AUGUST 31, 2022
0-60 days	$33,637	$42,961
61-120 days	773	2,022
Gross trade receivables	$34,410	$44,983
Less: Expected credit losses and reserve for product returns and price adjustments	(1,556)	(1,121)
	$32,854	$43,862

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At May 31, 2023, the Company had $52,715 (August 31, 2022 – $68,515) of cash and working capital of $140,626 (August 31, 2022 - $166,338). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at May 31, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	34,349	34,349	34,349	—	—	—
Long-term debt	180	190	80	110	—	—
Lease obligations	4,825	6,056	1,211	1,833	914	2,098
	$39,354	$40,595	$35,640	$1,943	$914	$2,098

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $8,303 of capital expenditures, mostly related to its Moncton and Laurentian facilities, which is not included in the above table.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

16.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three and nine months ended May 31, 2023 and 2022 is disaggregated as follows:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    17

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2023	MAY 31, 2022	MAY 31, 2023	MAY 31, 2022
Adult-use recreational wholesale revenue (Canadian)	$44,817	$51,438	$138,979	$127,115
Direct to patient medical and medical wholesale revenue (Canadian)	544	1,968	2,876	6,091
International wholesale (business to business)	1,778	1,376	18,405	9,242
Wholesale to Licensed Producers (Canadian)	1,262	358	1,825	914
Other revenue	8	33	104	90
Gross revenue	$48,409	$55,173	$162,189	$143,452
Excise taxes	(15,624)	(17,058)	(46,590)	(43,123)
Net revenue	$32,785	$38,115	$115,599	$100,329
Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including Licensed Producers, for further processing and sales onto their end customers.

During the three and nine months ended May 31, 2023, the Company had three and three customers (May 31, 2022 – four and three customers), respectively, that individually represented more than 10% of the Company’s net revenue.

17.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants since the Settlement funds were deposited. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of, or reasonably estimate, the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at May 31, 2023 (May 31, 2022 - nil).

At May 31, 2023, a provision of $150 (August 31, 2022 - $2,560) was included in the condensed consolidated interim statement of financial position for any remaining legal or administrator costs related to the NS claim and other contingencies.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    18

For the three and nine months ended May 31, 2023, payments of nil and $2,335 (May 31, 2022 - $412 and $412) were made in connection with provisions.

18.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2023	MAY 31, 2022	MAY 31, 2023	MAY 31, 2022
Office and general	$4,965	$5,200	$12,787	$11,851
Wages and benefits	3,028	3,371	10,258	9,161
Professional fees	4,686	2,175	9,089	5,504
Depreciation and amortization	1,453	1,524	4,292	3,770
Travel and accommodation	211	421	601	871
Utilities	140	106	404	205
Total general and administrative expenses	$14,483	$12,797	$37,431	$31,362

19.    INCOME TAXES
Income tax expense is recognized at an amount determined by multiplying the income (loss) before tax for the period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the Annual Consolidated Financial Statements.

As at May 31, 2023, income taxes payable are $64 (August 31, 2022 - $1,421). Additionally, the Company has recognized a deferred tax liability of $2,309 (August 31, 2022 - $3,617) which is primarily derived from temporary differences related to EIC's property, plant and equipment resulting from the difference in amortization rates between tax and accounting basis. The deferred tax recovery of $1,308 for the nine months ended May 31, 2023 relates to the impairment of property, plant and equipment and intangible assets which offsets the previously recognized deferred tax liability relating to the intangible assets acquired in the acquisition of Laurentian.

20.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

21.    SUBSEQUENT EVENTS
On June 19, 2023, the Company's Board of Directors approved the consolidation of the Company’s issued and outstanding common shares at a consolidation ratio of four (4) pre-consolidation common shares for every post-consolidation common share (the “Share Consolidation”). The Share Consolidation was implemented with effect from July 5, 2023 to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, reduce volatility, and to enhance the marketability of the Common Shares to institutional investors. The Share Consolidation was completed on July 5, 2023.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    19